NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 02, 2026, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 22, 2025 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between ZEEKR Intelligent Technology Holding Limited and Keystone Mergersub Limited, a wholly-owned subsidiary of Geely Automobile Holdings Limited became effective on December 22, 2025. Each American Depositary Shares, each representing ten (10) Ordinary Shares of ZEEKR Intelligent Technology Holding Limited will be converted into USD 26.87 in cash, without interest, less any applicable fee, and tax; or a Stock Election of 12.3 fully paid, non-assessable Geely Automobile Holdings Limited Shares per Zeekr ADS, which shall be deposited for delivery of American depositary shares (each, a "Geely ADS", each Geely ADS representing and exchangeable for twenty (20) Geely Shares) for each American Depositary Shares (each representing ten (10) Ordinary Shares) of ZEEKR Intelligent Technology Holding Limited held. For each such Zeekr ADS with respect to which no election to receive either the Per ADS Cash Consideration or the Per ADS Stock Consideration is validly made pursuant to the Merger Agreement, such Zeekr ADS will be cancelled in exchange for the right to receive the Per ADS Cash Consideration without interest and net of any applicable withholding taxes and after deduction or upon payment of applicable fees and taxes. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 22, 2025.